Pristem

Software | Hardware | Manufacturing | Fashion | Clean Tech

World's fastest and most affordable clothing cleaner

GETPRISTEM.COM NUEVA YORK NEW YORK

PRISTĒM



Living in NYC as busy working professionals, we were spending $100s per month on laundry and dry cleaning services. We found it to be one the single biggest pain points in our daily lives and we knew there had to be a better solution.

Naren Inukoti CEO at Pristem @ Pristem

Why you may want to support us...

1. 2 paid contracts with Big 4 consulting co & Perkins Coie. Pilots at Gunderson Dettmer, Greendesk.
2. Cleaned 1,000+ garments to date — 35% adoption, 70% retention, with 4.9/5 customer satifaction.
3. Graduated Alchemist Accelerator (#1 B2B). Raised $1M from top tier angels and a hardware VC in NYC.
4. Residential pilots starting 07/13. 15 year-long contracts (50 properties) signed in next 2 months.
5. Founding team has previously worked at Uber, IBM, and Pratt & Whitney.

Why investors ❤ us

WE'VE RAISED $915,500 SINCE OUR FOUNDING



I love seeing smart founders who obsess over "boring" areas: fields that few of us bother noticing and even fewer start companies to improve. Naren and team have clearly done this: they've built a better way to clean clothes, and customers are happily paying them for it. I'm excited to see Pristem grow recurring revenue by widely deploying their machines. Based on their rate of progress so far and scrappy approach to building their devices, I'm confident they can get many more machines into the laundry rooms of customers quickly and profitably.

Luke Iseman

LEAD INVESTOR | INVESTING $2,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Naren Inukoti

CEO at Pristem

Developed backend for UberEATs courier experience in new driver app



Rahul Sheth

COO at Pristem



Vishva Somaya

CTO at Pristem



Tessa Greenwood

Interim VP of Communications

Downloads

Pristem Seed Deck Short .pdf

Pristem is the world's first instant laundry and dry cleaning solution for shared spaces.

Traditional dry cleaners are broken, and people are not satisfied. It's too expensive and takes too long. Pristem solves this by introducing the first instant laundry & dry cleaning for shared spaces. It's cheap, eco-friendly, and only takes 10 minutes to get a fresh set of clothes.

Laundry is still a drag. People hate it.

Laundry and dry-cleaning are inconvenient, time-consuming, and bad for the environment. For many Americans, in-unit laundry is a luxury, and off-site, too expensive. Even those who are privileged, spend hours doing their laundry, and all their chemical residuals increase our carbon footprint and hurt the ocean.


PEOPLE ARE NOT SATISFIED - EXPENSIVE AND TAKE TOO LONG
TRADITIONAL
DRY CLEANERS
ARE BROKEN
Long turnarounds
Expensive
Not eco-friendly
Cleanly
12/28/2019
They are not careful with inventory-ing items they clean and their reimbursement policy sucks. Never using them again.
FlyCleaners
12/16/2019
Do NOT use FlyCleaners. They keep no-showing without an explanation and are in possession of at least $2100 worth of my clothes. Not sure I'll ever get them back, so I'm about to go to the police.

Pristem is an instant clothing care system that refreshes clothing to pristine conditions in just 10 minutes.

As young Brooklyn entrepreneurs looking for a faster, easier, and more affordable laundry option, we built Pristem for ourselves. Anyone can find us in shared spaces, and for just $1 per garment, get freshened up fast, and never compromise freshness for style.
No shrinking, fading, or wearing-down fabrics.


INSTANT LAUNDRY & DRY CLEANING FOR SHARED SPACES – KILLS BACTERIA & VIRUSES
Pristēm is convenient but also fast, affordable, and eco-friendly.
Self-service
10 minutes - 3 garments
Highly accessible
$1 per garment
Infinitely scalable
Reliable

How it works

We are building a network of clothing care options in shared residential areas and office spaces. By accessing our web app, anyone can find the nearest Pristem device and clean their clothes in minutes. It's all self-service.



MAKING OUTSOURCING LAUNDRY & DRY CLEANING PRACTICAL
Web app gives users access to a trusted network of clothing care options.
Step 1
Choose Clothes
Wool Formal
Cashmere Other
Click to Modify
Click to Modify
Find and reserve the nearest Pristēm device
Collect data on consumers wardrobes
Future: Connect users to all local clothing care options

Team

Pristem is not just about the hardware we are building, we are also re-thinking how people will do laundry, and with it, changing habits. Our team and advisors make the perfect mix between software and hardware experts. Co-founders previously worked at Uber, IBM, and Pratt & Whitney, one of the largest aviation companies.

Daniel Ha, co-founder of Disqus, the largest commenting app that touched more than 2 billion users, is advising Pristem on optimal consumer behavior.



HARDWARE, SOFTWARE, AND SALES EXPERTS
NAREN INUKOTI
Co-Founder & CEO
TEXAS
RAHUL K SHETH
Co-Founder & COO
Georgia Tech
IBM
VISHVA SOMAYA
TEXAS
Pratt & Whitney
TESSA
GREENWOOD
LAUNCHSQUAD
J. HILBURN
photo
JONATHAN
SHIPPS
P&G
Gillette

Traction

We started this in 2019 for ourselves because we hated doing laundry and were missing a fast, affordable option. Since then, we raised $1M and graduated from Alchemist, the best B2B accelerator. Now, we already cleaned 1,000+ garments to date achieving 35% adoption, 70% retention, a 4.9 out of 5 customer satisfaction rating, and 84 NPS across pilots and contracts. Aiming to be at 150 properties in the next 18 months.

We have 2 paid contracts with PwC and Perkins Cole (law firm). 3 pilots at Gunderson Dettmer (law firm), Greendesk (coworking), and a dry cleaner. And we started residential pilots on July 13th. We have signed contracts with RHO Residential, The Donaldson Group, and Allied Orion Group, and in negotiation with Brookfield, Greystar, and several others. We will have 15+ year-long contracts (~50 properties) signed in the next 2 months.



STRONG SIGNS OF INITIAL PMF - $100M+ PIPELINE
SIGNED CONTRACTS
CONTRACTS IN NEGOTIATION
+ More
SIGNIFICANT INTEREST
+ More
PIPELINE
+ More
now
within 3m
within 6m
within 1yr
1 paid contract
+ 3 pilots
4.9/5
Customer Satisfaction Rating
84
NPS
400+
cycles run
150+
unique users
35%
Adoption Rate
68%
30-day retention rate

This is a $96 billion opportunity.

Globally, on-demand laundry is expected to grow 10x to $96B in the next 5 years. In the past decade, the young generation grew the desire for speed and convenience when doing laundry.



MASSIVE MARKET OPPORTUNITY – RESIDENTIAL & COMMERCIAL AMENITY
Residential
$3.4B
Commercial
$2.0B
200k
multifamily properties (50+ units)
120k
office buildings with at least 50 workers
$100M ARR
14k devices
7k properties
2 units / property
5 cycles / day / device
2% of market
Future opportunities
Hotels
Short-term rentals
Retail

The market is big but saturated. Why us?

On-demand laundry is expensive and companies have a hard time scaling quality without damage or loss to clothing. Steam closets. Smart Wardrobes. Clothing purifiers. Whatever you call it, a new category of clothing care is gathering steam around the world.

Products from LG & Samsung are positioned as "refresher" for the laundry room or closet. They are luxury indulgences for the privileged. By targeting multi-unit residential, Pristem is the category's first shared experience. Building on early momentum, we make this kind of clothing care affordable and accessible to a diverse category of consumers for the first time.

Business model

Pristem partners directly with property managers and owners. Specifically, asset managers looking to incentivize tenants and increase revenue for a portfolio of properties. We give multi-unit residential properties a way to stay relevant in order to attract, delight, and retain today's tenants. We generate money with our monthly subscription and revenue share agreements.


MONTHLY SUBSCRIPTION + REVENUE SHARE
Free device
+ $500 setup fee
+ subscription
OR
$5,000
+ no subscription
Subscription
Consumables, support, maintenance
$299
Per month
Revenue Share
$5 per cycle - 3 clean garments
50 : 50
Payback Period
First month free
0-4 mos

What's next

Per unit, we charge a $300 monthly fee + $400 in revenue share per month (assuming 5 cycles per day). That is $700 per month per unit. By averaging 2 Pristem devices per property, that totals an annual $16,800 per property.

For context, there are 200k multifamily residential properties with over 50 units ($3.4B). In the next 18 months, we are going to be in our first 150 properties, reaching $300k in MRR, and validating product-market fit before we scale out in Q4 of 2021.



NEXT 18 MONTHS – VALIDATE INITIAL SIGNS OF PMF AND SCALE
SALES & MONTHLY REVENUE
Total # of properties
Monthly Revenue (1,000s)
150
properties
in next 18 months
($300k MR, 270 units)
Growth
Phased Rollouts
Early Adopters

Our vision

We want to build a world where you can always feel your best. Pristem is available at home, at work, and on the road. Wherever you go, we are there for you to refresh the clothes you love.

We promise our consumers to freshen up fast, care for the clothes they love, and to dress their best, always. And we do so by giving our customers what they want. Build great properties (service tenants need), plug into innovation (instant competitive edge), and make money (automatically earn money on each cycle run with minimal maintenance).

Investor Q&A

– COLLAPSE ALL

What does your company do?

We manufacture and sell a futuristic self-service garment cleaning device to residential and commercial properties allowing their tenants to clean any outfit in 10 minutes right in their building. Our garment cleaning device uses steam and a natural/organic chemical to clean clothes in 10 minutes providing consumers a new choice in clothing care that's faster and cheaper than dry cleaning and gentler than washing.

Where will your company be in 5 years?

We envision our products to be as ubiquitous as washers and dryers. We hope our revolutionary new way to clean clothes will be the go-to preferred way to clean any garments of clothing by the majority of Americans, with our products accessible to every American living in every major city in America either inside their building, their home, or community.

Why did you choose this idea?

Living in NYC as busy working professionals, we were spending $100s per month on laundry and dry cleaning services. We found it to be one the single biggest pain points in our daily lives and we knew there had to be a better solution.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

1. The rise of on demand laundry+dry cleaning services is known by many but only truly a good option for a few due to its cost and turnaround time. We solve for this need in a cheaper and faster way that works for everyone.
2. The rise of fast fashion has caused many manufacturers to create clothes of low quality meaning in just a few washes the garment is no longer wearable. We are the gentlest way to clean any garment allowing you to get more wears out of your clothes.
3. The cost of garments has decreased. In the past, many people who bought more expensive garments could justify the cost of dry cleaning. However, today, the units economics do not make sense requiring a cheaper way to get the quality of dry cleaning without its cost.

How far along are you? What's your biggest obstacle?

2 paid contracts with PwC and Perkins Coie (law firm). 3 pilots at Gunderson Dettmer (law firm), Greendesk (coworking), and a dry cleaner. Contracts in negotiation with almost all major residential and commercial property management companies.

Cleaned 1000+ garments achieving 70% retention, 4.9/5 customer satisfaction, and 84 NPS.

In the new reality with COVID-19, we see a huge need for our product in hospitals for use by healthcare workers to sanitize garments and PPE. Each year there are 700,000 infections, 75,000 deaths, and cost $31.5 billion. We have the unique ability to reduce number of infections and save lives.

Our biggest obstacle is taking our novel invention and finding the best way to commercialize and monetize it.

Who competes with you? What do you understand that they don't?

LG Styler, Samsung Airdresser - These products and companies speciality is selling a high end product to consumer homes. However, for many consumer they cannot justify this high price point without even trying this new technology. The most difficult part of our journey is consumer education and placing our units for shared use allows consumers try our product for free/cheap before getting hooked and maybe wanting to buy one for their home.

On-demand laundry & dry cleaning services (Rinse, Cleanly, etc) - People lead to impossible operational complexity. Uber for laundry is not the solution in this market. Without having to rely on traditional dry cleaner infrastructure, we become infinitely scalable.

How will you make money?

We sell our products to businesses that want to offer our amenity. This can be residential and commercial properties, hospitals, airports, lounges, stores with uniformed workers, and more. We will charge a one time set up fee ($500), a monthly subscription ($299/mo), and have a revenue share with the business.

This will allow businesses to earn back money spent per month and possibly even generate a new ancillary revenue stream.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Creating user experiences that seamlessly integrate into consumers existing routines will be key. Consumer education around the benefits of using our product need to be clear, and be as easy to use as washer+dryers or on-demand services.

Once this new way of cleaning is ubiquitous there will be many players/products in the space. Making key strategic partnerships with market incumbents (traditional dry cleaners) instead of going head to head directly will elevate our brand and will ensure we are still the "best" solution.

The first to market and the first to attack as many key verticals strategically will ensure massive long term success.

What are the equity splits?

33% equal split between founders

What is the biggest disagreement you've had with your cofounders?

Initially when we started the company, Rahul and myself, came from a software world where the mantra is "ship then iterate". Our hardware founder, Vishva, was much wiser than us about the development process and spent many hours explaining to us how horrible rushing product to market would be for our company. 1.5 years later we have learned and become very good at managing hardware development lifecycles.